Mullan Agritech, Inc.

Quastisky Building, PO Box 4389, Road Town

Tortola, British Virgin Islands

October 13, 2014

Via EDGAR

Scott Anderegg, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Mullan Agritech, Inc.

Amendment No.3 to Registration Statement on Form 10-12G

Filed September 10, 2014

File No. 000-55007

Dear Mr. Anderegg:

We hereby submit the responses of Mullan Agritech, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated September 29, 2014, to Lirong Wang of the Company in regard to the above-referenced Registration Statement on Form 10-12G filed on September 10, 2014 (“Form 10”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 10, as amended by the amendment(s).

Related Transactions, page 8

1.	We note your disclosure that you had a loan payable to Mr. Lirong Wang. Please disclose the principal amount of the loan and the date on which it was entered into. If the loan is evidenced in writing, please file it as an exhibit.

Response: We respectfully inform the Staff that Mr. Wang has orally agreed to loan us the required working capital since August 13, 2013. Such loan/advance is non-interest bearing, unsecured and payable on demand. We have revised our disclosure on page 8 to reflect the above.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lirong Wang
Lirong Wang
President